June 16, 2017

VIA EDGAR

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting

100 F Street N.E.

Washington D.C. 20549

Re:	Smead Funds Trust (the “Registrant”) (File Nos. 333-197810 and 811-22985)

Dear Mr. Eskildsen:

This letter responds to an oral comment received from you on Thursday, May 25, 2017 with respect to your review of the Registrant’s Form N-CSR for the period ended November 30, 2016 as filed on February 3, 2017.

For your convenience, your comment has been reproduced with a response following the comment.

Comment: Note 3 in the “Notes to Financial Statements” section includes disclosure stating that the Adviser is entitled to recoup previously waived or reimbursed expenses “over the following three fiscal years.” Given that the duration of the recoupment provision exceeds 36 months, please confirm that the Registrant has performed a FASB ASC 450 (formerly FAS 5) analysis and that the analysis has been shared with the Registrant’s independent registered public accounting firm.

Response: The Registrant confirms that a FASB ASC 450 analysis was considered and determined to not be necessary. The Registrant believes that it would be impracticable to estimate any recoupment amounts, which are based on inputs that cannot be determined at this time, including the future net assets of the Smead Value Fund.

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Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

June 16, 2017

If you have any questions regarding this response, please contact the undersigned at 608-284-2232.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Leah N. Cry

Leah N. Cry